SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 13G/A


                     Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*




                            Mid-Atlantic Realty Trust
_____________________________________________________________________________
                             (Name of Issuer)


                      Common Shares of Beneficial Interest
_____________________________________________________________________________
                        (Title of Class of Securities)


                                 595232109
_____________________________________________________________________________
                               (CUSIP Number)





Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  CUSIP NO. 595232109
____________________________________________________________________________
(1)  	Names of Reporting Persons.  S.S. or I.R.S. Identification
      Nos. of Above Persons:  Palisade Capital Management,
      L.L.C., Tax ID#: 22-3330049

_____________________________________________________________________________
(2)	  Check the Appropriate Box if a Member of a Group (See
      Instructions)	                                           (a)
                                                              	(b)

_____________________________________________________________________________
(3)	  SEC Use Only

_____________________________________________________________________________
(4)	  Citizenship or Place of Organization:  New Jersey

_____________________________________________________________________________
Number of Shares Beneficially Owned by
   Each Reporting Person With
                                      (5) Sole Voting Power:	1,048,333
                                      (6) Shared Voting Power:	     --
                                      (7) Sole Dispositive Power:	1,048,333
                                      (8) Shared Dispositive Power:	 --
_____________________________________________________________________________
(9)	 Aggregate Amount Beneficially Owned by Each Reporting
     Person:  1,048,333 (includes 533,333 shares reporting person has right to acquire upon conversion of registered bonds)
_____________________________________________________________________________
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
_____________________________________________________________________________
(11)	Percent of Class Represented by Amount in Row (9):  16.7%

_____________________________________________________________________________
(12)	Type of Reporting Person (See Instructions):  IA
_____________________________________________________________________________
Item 1(a).  Name Of Issuer:  Mid-Atlantic Realty Trust
_____________________________________________________________________________

Item 1(b). Address of Issuer's Principal Executive Offices: 1306 Concourse Drive, Suite 200, Linthicum, MD 12190
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.
_____________________________________________________________________________

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            One Bridge Plaza,
            Suite 695, Fort Lee, NJ 07024
_____________________________________________________________________________
Item 2(c).  Citizenship:  New Jersey
_____________________________________________________________________________

Item 2(d).  Title of Class of Securities:  Common Shares of Beneficial Interest
_______________________________________________________________________________
Item 2(e).  CUSIP No.:  595232109

_______________________________________________________________________________
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

         (a)	[   ] Broker or Dealer registered under Section 15 of the Act.

        	(b)	[   ] Bank as defined in section 3(a)(6) of the Act.

        	(c)	[   ] Insurance company as defined in section 3(a)(19) of the Act.

        	(d)	[   ] Investment Company registered under section 8 of the
                   Investment Company Act.

        	(e)	[ X ] Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940.

        	(f)	[   ] Employee Benefit Plan, Pension Fund which is subject to
                   the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

        	(g)	[   ] Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G) (Note:  See Item 7).

        	(h)	[   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a)     	Amount Beneficially Owned (as of January 1, 1996):

                  1,048,333 (includes 533,333 shares reporting person has a right to acquire upon conversion of registered bonds)

        	(b)	     Percent of Class (as of January 1, 1996):

                  16.7%

        	(c)	     Number of Shares as to which such person has:

                		(i)	sole power to vote or to direct the vote   1,048,333

                		(ii)	shared power to vote or to direct the vote   		--

               		(iii)	sole power to dispose or to direct the disposition of
                       1,048,333

               		(iv)	shared power to dispose or to direct the disposition
                      of 	--


Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     	The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification

     	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	                                      February 8, 1996
                                       __________________________________
                                       (Date)



	                                      /s/ Steven E. Berman
                                       __________________________________
                                       (Signature)



                                       Steven E. Berman/Member
                                       ____________________________________
                                       (Name/Title)